August 11, 2008

Pamela A. Long
Assistant Director
Division of Corporation Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:        Las Palmas Mobile Estates
Preliminary Proxy Statement on Schedule 14C
Filed June 27, 2008
File No. 0-52397

Dear Ms. Long:

On behalf of Las Palmas Mobile Estates (the “Company” or “LPME”), we respond to the comments of the Staff in its letter dated July 25, 2008 as follows:

General

1.
Please clarify in the letter to stockholders, notice, questions and answers, and terms of the reverse acquisition sections of the filing the material changes to your articles of incorporation, such as the amount of increased authorized capital.

Response:  Complied.  However, we have not added a reference to the changes in the Articles of Incorporation in the terms of the reverse acquisition section because the requirement to change the Company’s name is already disclosed there and the other changes are not relevant to the discussion of the terms of the agreement.  See the Notice and pages 1 and 5 of the amended Information Statement.

2.
Please include a section describing interests of certain persons in the forepart of the document describing the benefits that officers and directors receive from the reverse acquisition.  We note your disclosure on page 39; however, it appears that some of your officers and directors will receive securities in connection with the reverse acquisition.  Please quantify the value of these securities.  See Item 3 of Schedule 14C.

Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
August 11, 2008

Response:  Complied.  The section entitled “Interests of Certain Persons in Matters to be Acted Upon” has been revised to provide the requested information and moved to page 6 of the amended Information Statement.

3.
In the “Description of AFT” section on page 8, you disclose that you compete in various market segments such as alternative energy, flue gas desulphurization, mining, environmental compliance and pulp & paper.  In this regard, please tell us what consideration you have given to providing product line disclosures in the notes to your financial statements.  See paragraph 37 of SFAS 131, Disclosures about Segments of an Enterprise and Related Information, for guidance.

Response:  Paragraph 37 of SFAS 131 provides “An enterprise shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.  The amounts of revenues reported shall be based on the financial information used to produce the enterprise’s general-purpose financial statements.  If providing the information is impracticable, that fact shall be disclosed.”

While it is true that AFT competes in various market segments, AFT’s current offerings to the varying market segments are for the same or similar products (plant fabricated composite tanks, piping components, and ductwork), and services (field installation and repair services).  According to Paragraph 37 of SFAS 131, AFT has properly grouped similar products and services for reporting purposes, despite the fact that one set of products and services is being marketed in several industry segments.

Additionally, AFT manages and operates the business under one reporting segment as stated in the financial statements.  With regard to the plant fabricated products, the nature of the products, the nature of the production processes, and the distribution methods are substantially the same for all market segments served.

Similarly, AFT’s service offerings, processes, and distribution methods are also the same.  Due to the immaterial nature of AFT’s service revenue in 2006 and 2007, AFT did not separately disclose segment data for its service offerings.  In this regard, AFT plans to begin providing two segment disclosures beginning in 2009 with comparative data for 2008 based upon product lines, those being Product and Service.  As AFT enters market segments requiring distinguishably different products or services, additional segment disclosure will be provided.

Questions and Answers, page 3

Will LPME or AFT be taxed as a result of the Reverse Acquisition?, page 5

4.
Please provide a firm conclusion regarding the tax consequences to shareholders and remove the words “believe” and “should” from the first sentence.  Disclose whether you will receive any tax opinions in connection with the reverse acquisition.  Make similar changes on page 32 of the filing.

Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
August 11, 2008

Response:  Complied.  We have amended the language to state the opinion of the Company regarding the tax consequences of the transaction.  We stated that we will not obtain any tax opinion on the matter.  Finally, we made similar changes on page 34 of the filing.  See pages 5 and 34 of the amended Information Statement.

History and Overview of AFT, page 7

5.
Please clarify the relationship between AFT, FPF and M&W, identify the stockholders who own FPF and M&W, and explain what a variable interest entity is.  Add a diagram in this section that depicts your organizational structure, including the interests and the ownership of the assets held by M&W and FPF.

Response:  Complied.  See the additional disclosure on pages 7 and 8 of the amended Information Statement.

6.
Please disclose the basis for your statement that AFT is one of the largest manufacturers of corrosives storage and handling equipment in the Midwest and is believed to have the region’s largest and most automated manufacturing capabilities.  If you do not have appropriate independent support for this statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true.

Response:  Complied.  Please see the revised discussion in the “History and Overview” section beginning on page 7 of the amended Information Statement.

7.	Please disclose the information required by Item 1005(b) of Regulation M-A. Please refer to Item 14(b)(7) of Schedule 14A.

Response:  Complied.  See the section entitles “Description of Negotiations with AFT” on page 7 of the amended Information Statement.

Description of AFT, page 8

8.	Please disclose any material expenditures on research and development in the past two fiscal years. Refer to Item101(h)(4)(x) of Regulation S-K.

Response:  AFT has not made any material expenditures on research and development in the past two fiscal years.  Please see the revised language in “Description of AFT” beginning on page 8 of the amended Information Statement.

9.	Please discuss your intellectual property. Refer to Item 101(h)(4)(vii) of Regulation S-K.

Response:  AFT does not have any patent or other intellectual property rights which are material to its business.

Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
August 11, 2008

Competition, page 9

10.
Please provide a more detailed discussion of your position in the various markets in which you operate.  For instance, discuss the principal methods of competition, market position, etc.  We note your various statements in this section such as AFT believes that its manufacturing capacity is more advanced than that of its competitors in certain sectors or that AFT’s competitive position will become more favorable in certain sectors.  Explain what these statements mean for your current position and place your discussion in context taking into account your limited operating history and competitive situation.  Please refer to Item 101(h)(4)(iv) of Regulation S-K.

Response: Complied.  Please see the revised “Competition” section on page 10 of the amended Information Statement.  Regarding AFT’s operating history, please note that AFT (the current corporate entity under which AFT operates) was incorporated in 2005; however, AFT operated as M&W Fiberglass from 1995 to 2005.  See “History and Overview of AFT” beginning on page 7.

Major Customers, page 10

11.	Please discuss the availability of raw materials in greater detail. Refer to Item 101(h)(4)(v) of Regulation S-K.

Response:  Complied.  Please note that we assumed this comment was meant for the Major Suppliers section.  See the revised language in “Major Suppliers” on page 10 of the amended Information Statement.

Plan of Operation and Development Following the Reverse Merger, page 11

12.	Please disclose the basis for your belief that the common stock purchase warrants to be used in the second tranche of funding will be exercised and available for your business plans.

Response:  We recognize that the common stock purchase warrants may not be exercised.  We have added additional disclosure indicating that we may seek additional funding from other sources if we are unable to raise sufficient funds from the exercise of common stock purchase warrants.  See page 13 of the amended Information Statement.

Discussion and Analysis of AFT’s Operations and Financial Condition, page 13

Results of Operations, page 13

13.
Please quantify the impact of the factor(s) you identify which contributed to the fluctuations in your revenue, cost of goods sold, and selling, general and administrative expenses from period-to-period.  You should also ensure that you explain the majority of increases or

Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
August 11, 2008

decreases in each line item. For example, you should quantify the impact on revenue of increased activity in the bio-fuel sector and the large projects you have supplied. You should also discuss the importance of your major customers. Additionally, please disclose and discuss the major drivers of your cost of goods sold. See Item 303(A)(3) of Regulation S-K and Section 501 of the Codification of Financial Reporting Policies for guidance.

Response:  Complied.  See the revised discussion in “Results of AFT’s Operation” beginning on page 14 of the amended Information Statement.

Liquidity and Capital Resources, page 15

14.
We note your analysis of operating cash flows for the years ended December 31, 2007 and 2006.  Please revise your discussion to also address the significant increases in your accounts receivable and inventories in 2006 and 2007 since it appears from your statement of cash flows that these items represented significant changes in your operating cash flows during those periods.  We remind you that your discussion of operating cash flows should explain the reasons for material changes in non-cash items, as well as significant fluctuations in working capital items as applicable.  Please refer to Section IV.B of Release No 33-8350, Interpretation - Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:  Complied.  See the revised discussion in “Liquidity and Capital Resources” beginning on page 16 of the amended Information Statement.

15.
Please provide a more comprehensive discussion of the negative factors currently impacting your liquidity, including current liabilities exceeding current assets and non-compliance with certain debt covenants.  Please discuss how you intend to address these negative factors and discuss the potential consequences if they are not resolved.  Your discussion should also address the expected increase in your cash requirements due to the new facility lease and related debt, becoming a public company, employment agreements and income taxes.

Response:  Complied.  See the revised discussion in “Liquidity and Capital Resources” beginning on page 16 of the amended Information Statement.

Summary of Significant Accounting Policies, page 17

Trade Accounts Receivable, page 17

16.	Please revise your discussion to provide more insight as to the expected collection period of your receivables.

Response:  Complied.  See the revised discussion in “Summary of AFT’s Significant Accounting Policies – Trade Accounts Receivable” beginning on page 19 of the amended Information Statement.

Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
August 11, 2008

Revenue Recognition, page 18

17.
Please revise your disclosures to include a more comprehensive discussion of the nature and process of your manufacturing and installation of fiberglass projects, including the range and the average length of time it takes to complete a project, as well as the significant cost components of your projects.  In addition, based on your reference to warranty expenses, please revise the notes to your financial statements to provide the disclosures required by FIN 45 or indicate why they are not required.

Response:  Complied.  See the revised discussion in “Summary of AFT’s Significant Accounting Policies – Revenue Recognition” beginning on page 20 of the amended Information Statement and the associated disclosure in the footnotes to the annual and quarterly financial statements on pages 78 and 90.

Risks of the Reverse Acquisition and AFT’s Business, page 19

18.
In order to make the following risk factors more currently relevant, please disclose whether and the extent to which you have been impacted by work stoppages and product liability claims.  Refer to the risk factors entitled: “AFT’s business depends upon good relations with employees” and “AFT is subject to potential product liability and other claims and it may not have the insurance or other resources to cover the costs of any successful claim” on page 21.

Response:  Complied.  See the revised “Risks of the Reverse Acquisition and AFT’s Business” section beginning on page 22 of the amended Information Statement.

Federal Income Tax Consequences, page 32

19.
Please remove the language that the summary is for “general information only” and that stockholders are “urged to consult their own tax advisors” as this language suggests that stockholders cannot rely on the information in the Information Statement.  We would not object to language suggesting that stockholders consult their own tax advisors with respect to their own tax situation.

Response:  Complied.  See the revised disclosure on page 34 of the amended Information Statement.

Incorporation of Financial Information, page 40

20.
Since it appears you are not S-3 eligible, please be advised that you may not incorporate by reference unless the incorporated documents are delivered with the information statement.  As such, the Form 10-Q and Form 10-K must be delivered with the information statement.  Please revise accordingly.  Please refer to paragraph (b)(2) of Item 13 of Schedule 14A.

Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
August 11, 2008

Response:  Complied.  The Form 10-Q and Form 10-K have been added as Appendices G and H and will be mailed with the Definitive Information Statement.

Financial Statements for the Years Ended December 31, 2007 and 2006, page 64

Note – 2 Summary of Significant Accounting Policies, page 71

Principles of Consolidation and Basis of Presentation, page 71

21.
Please supplementally provide us with summarized financial information and operating results for each VIE that you consolidate.  Please also provide us a more comprehensive explanation of the nature and extent of your obligations to each entity.

Response:  As requested, we have provided as an attachment to this response letter a schedule summarizing the consolidated balance sheets at December 31, 2007 and 2006 and income statements for the years ended December 31, 2007 and 2006 of AFT and its variable interest entities – M&W and FPF.

Both M&W and FPF are owned 100% by a shareholder of AFT.  AFT does not have any direct ownership in these entities.  The remainder of this response is to address your request for additional information on AFT’s obligations to each of these entities.

AFT leases their only manufacturing facility from M&W and they guarantee the underlying debt on the building.  M&W has debt outstanding totaling $3,009,443 as of December 31, 2007 and the principal and interest payment on this debt is being paid monthly via the monthly rent payment being received from AFT totaling $35,000.  M&W is able to cash flow with this amount of monthly payment.  There is no additional obligation owed to M&W other than the lease agreement which runs through August 2027.  However, AFT does have an option to purchase the manufacturing facility from M&W.

AFT purchases a small amount of their raw material piping and fitting needs from FPF.  FPF purchases the bulk of their piping and fittings from a supplier in China.  FPF operates their business out of a small percentage of square feet in the AFT manufacturing facility.  FPF intends to move its operations to a stand-alone facility effective September 1, 2008.  No rent is being charged to FPF for this space.  As of December 31, 2007, FPF had total outstanding debt of $428,878 (line of credit and short-term note) which is being guaranteed by AFT.  All debt payments are the responsibility of FPF with AFT as guarantor.  AFT is required to make timely payments to FPF for their raw material purchases.

Revenue Recognition, page 74

22.	We note that you have a service division that provides installation and repair of various piping projects. Please disclose your revenue recognition policy for the installation and repair

Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
August 11, 2008

services. If material, please separately disclose and discuss such revenues and related costs in MD&A.

Response:  See below for the revisions made to the revenue recognition policy now included in the financial statements on pages 78 and 90.

“Revenue Recognition

The Company derives revenue primarily from the sale of the Company’s manufactured products (tanks, piping, & ductwork), installation of those tanks on occasion and service/repair.  In accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”), revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed and determinable, transfer of title has occurred, services have been rendered or delivery has occurred per contract terms and collection of the related receivable is reasonably assured. At times, customer deposits and other receipts are received and are deferred and recognized when earned.  Shipping and handling costs are classified as a cost of goods sold component.

Most of the Company’s products are sold without installation services included.  Revenue for product only sales is generally recognized at the time of shipment and if all other contractual obligations have been satisfied.  When the Company provides a combination of products and installation services, the arrangement is evaluated under Emerging Issues Task Force Issue (“EITF”) No. 00-21 “Revenue Arrangements with Multiple Deliverables.”  Most installation work is generally done in a short period of time (less than 30 days) and the corresponding revenue is recorded upon the completion of the installation and all contractual obligations have been met.

For any service/repair, most work is performed on a time and material basis and revenue is recognized upon performance.

AFT generally provides a standard one year warranty for product and service sales. Accruals necessary for product warranties are estimated based upon historical warranty costs which in the past have been immaterial to the financial statements as a whole. As of March 31, 2008 no accrual for warranty expense has been recorded due to immateriality.”

Currently, our revenue from installation and service work is not considered sufficiently material to be separately disclosed for the 2007 and 2006 financial statements.  However, we anticipate this revenue to increase and therefore, we have put into place accounting procedures to start tracking this information.  We plan to start disclosing this information in our financial statements going forward as a public company.

Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
August 11, 2008

Note 6 – Financing Arrangements, page 77

23.	Please disclose how much of the short-term notes payable relate to each of FPF and AFT at December 31, 2007. Provide similar disclosures for the interim period on page 90.

Response:  The information requested has been updated within pages 82 and 94 of the financial statements.

24.	Based on the debt covenant violations, please fully demonstrate to us how you determined it is appropriate to present the related debt in long-term liabilities at December 31, 2007 and March 31, 2008.

Response:  The Company has received a waiver letter from the bank waiving the covenant violations as of 12/31/07 and thru the next twelve months; therefore, the debt has been considered long-term for financial statement purposes.

Pro Forma Financial Statements

25.	Due to the change in the Company’s tax status, please revise the annual pro forma statement of operations to reflect an adjustment for income taxes.

Response:  Please see revised Pro-Forma Financials which now include an estimate for income taxes beginning on page 101 of the amended Information Statement.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ Dean M. Smurthwaite

Dean M. Smurthwaite

Enclosures

cc:	Las Palmas Mobile Estates
Advanced Fiberglass Technologies, Inc.
Carver Moquist & O’Conner, LLC
Kyle Tingle

ADVANCED FIBERGLASS TECHNOLOGIES, INC.

CONSOLIDATING BALANCE SHEETS
December 31, 2007
	Advanced	Fiberglass	M&W		Consolidated as of
	Fiberglass	Piping &	Fiberglass,		December 31,
	Technologies, Inc.	Fitting Company	LLC	Eliminations	2007	2006
ASSETS

Current assets:
Cash	$ 200	$ 15,049	$ 15,490	$ -	$ 30,739	$ 14,199
Accounts receivable, net	1,098,408	46,181	7,500	-	1,152,089	764,604
Accounts receivable - related party	17,744	27,591	-	(45,335)	-	-
Inventories, net	486,836	380,767	-	(2,905)	864,698	340,351
Other current assets	21,432	1,441	2,899	-	25,772	13,025
Due from related parties	65,160	-	28,276	(93,436)	-	-

Total current assets	1,689,780	471,029	54,165	(141,676)	2,073,298	1,132,179

Property and equipment, net	1,634,712	-	3,183,144	-	4,817,856	596,508

Intangible assets:
Non-compete agreement, net	139	-	-	-	139	1,806
Customer list, net	24,130	-	-	-	24,130	36,015
Financing costs, net	9,996	-	43,132	-	53,128	-

Total intangible assets	34,265	-	43,132	-	77,397	37,821

Total assets	$ 3,358,757	$ 471,029	$ 3,280,441	$ (141,676)	$ 6,968,551	$ 1,766,508

ADVANCED FIBERGLASS TECHNOLOGIES, INC.

CONSOLIDATING BALANCE SHEETS - Continued
December 31, 2007

	Advanced	Fiberglass	M&W		Consolidated as of
	Fiberglass	Piping &	Fiberglass,		December 31,
	Technologies, Inc.	Fitting Company	LLC	Eliminations	2007	2006
LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
Current portion of long-term obligations	$ 251,532	$ -	$ 86,001	$ -	$ 337,533	$ 218,939
Line of credit - bank	175,500	48,878	-	-	224,378	159,462
Short-term notes payable	120,000	380,000	-	-	500,000	153,000
Book overdraft payable	168,087	-	-	-	168,087	215,390
Accounts payable	592,726	6,089	63,594	-	662,409	170,995
Accounts payable - related party	27,591	17,744	-	(45,335)	-	-
Accrued expenses	14,279	1,519	1,500	-	17,298	17,571
Accrued payroll and payroll taxes	164,725	1,420	-	-	166,145	52,889
Due to officer/stockholder	-	22,851	-	-	22,851	-
Due to related parties	(1,724)	53,876	41,284	(93,436)	-	-
Customer deposits	150,000	-	-	-	150,000	2,328

Total current liabilities	1,662,716	532,377	192,379	(138,771)	2,248,701	990,574

Long-term obligations, net of current portion	1,218,031	-	2,923,442	-	4,141,473	151,727

Non-controlling interest in variable interest entities	-	-	-	100,367	100,367	75,671

Stockholder's equity:
Common stock	1	1	-	(1)	1	1
Additional paid-in capital	215,269	99	-	(99)	215,269	215,269
Retained earnings (deficit)	262,740	(61,448)	-	61,448	262,740	333,266
Member's equity	-	-	164,620	(164,620)	-	-

Total stockholder's equity	478,010	(61,348)	164,620	(103,272)	478,010	548,536

Total liabilities and stockholder's equity	$ 3,358,757	$ 471,029	$ 3,280,441	$ (141,676)	$ 6,968,551	$ 1,766,508

ADVANCED FIBERGLASS TECHNOLOGIES, INC.

CONSOLIDATING STATEMENTS OF INCOME
Year Ended December 31, 2007 (with comparative totals for 2006)

					Consolidated
	Advanced	Fiberglass	M & W		for the Year Ended
	Fiberglass	Piping &	Fiberglass,		December 31,
	Technologies, Inc.	Fitting Company	LLC	Eliminations	2007	2006
Revenues:
Product revenue	$ 6,372,420	$ 330,028	$ -	$ (161,192)	$ 6,541,256	$ 4,663,305
Rental income	-	-	188,500	(188,500)	-	-

Total revenues	6,372,420	330,028	188,500	(349,692)	6,541,256	4,663,305

Cost of goods sold	5,043,884	330,460	-	(159,099)	5,215,245	3,711,715

Gross profit	1,328,536	(432)	188,500	(190,593)	1,326,011	951,590

Selling, general and administrative expenses	1,224,902	23,017	26,102	(188,500)	1,085,521	587,483
Gain on sale of land and buildings	-	-	(100,220)	-	(100,220)	-

Income (loss) from operations	103,634	(23,449)	262,618	(2,093)	340,710	364,107

Other income (expense):
Interest expense	(63,393)	(21,902)	(46,979)	-	(132,274)	(53,153)
Interest income	2,783	-	-	-	2,783	-

Total other income (expense)	(60,610)	(21,902)	(46,979)	-	(129,491)	(53,153)

Net income (loss) before non-controlling
interest in variable interest entities	43,024	(45,351)	215,639	(2,093)	211,219	310,954

Non-controlling interest in
variable interest entities	-	-	-	(168,195)	(168,195)	(9,288)

Net income (loss)	$ 43,024	$ (45,351)	$ 215,639	$ (170,288)	$ 43,024	$ 301,666

ADVANCED FIBERGLASS TECHNOLOGIES, INC.

CONSOLIDATING BALANCE SHEETS
December 31, 2006

	Advanced	Fiberglass
	Fiberglass	Piping &	M&W		Consolidated
	Technologies, Inc.	Fitting Company	Fiberglass, LLC	Eliminations	Total
ASSETS

Current assets:
Cash	$ 200	$ 7,570	$ 6,429	$ -	$ 14,199
Accounts receivable, net	752,399	12,205	-	-	764,604
Accounts receivable - related party	-	3,801	-	(3,801)	-
Inventories, net	255,904	85,259	-	(812)	340,351
Other current assets	13,025	-	-	-	13,025
Due from related parties	43,032	-	(1,170)	(41,862)	-

Total current assets	1,064,560	108,835	5,259	(46,475)	1,132,179

Property and equipment, net	291,566	-	304,942	-	596,508

Intangible assets:
Non-compete agreement, net	1,806	-	-	-	1,806
Customer list, net	36,015	-	-	-	36,015

Total intangible assets	37,821	-	-	-	37,821

Total assets	$ 1,393,947	$ 108,835	$ 310,201	$ (46,475)	$ 1,766,508

ADVANCED FIBERGLASS TECHNOLOGIES, INC.

CONSOLIDATING BALANCE SHEETS - Continued
December 31, 2006

	Advanced	Fiberglass
	Fiberglass	Piping &	M&W		Consolidated
	Technologies, Inc.	Fitting Company	Fiberglass, LLC	Eliminations	Total
LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
Current portion of long-term debt obligations	$ 30,251	$ -	$ 188,688	$ -	$ 218,939
Line of credit - bank	138,017	21,445	-	-	159,462
Short-term notes payable	73,000	80,000	-	-	153,000
Book overdraft payable	215,390	-	-	-	215,390
Accounts payable	164,301	6,694	-	-	170,995
Accounts payable - related party	3,801	-	-	(3,801)	-
Accrued expenses	17,205	366	-	-	17,571
Accrued payroll and payroll taxes	52,889	-	-	-	52,889
Due to officer/stockholder	-	-	-	-	-
Due to related parties	(1,170)	14,000	29,032	(41,862)	-
Customer deposits	-	2,328	-	-	2,328

Total current liabilities	693,684	124,833	217,720	(45,663)	990,574

Long-term debt obligations, net of current portion	151,727	-	-	-	151,727

Non-controlling interest in variable interest entities	-	-	-	75,671	75,671

Stockholders' equity:
Common stock	1	1	-	(1)	1
Additional paid-in capital	215,269	99	-	(99)	215,269
Retained earnings (deficit)	333,266	(16,098)	-	16,098	333,266
Member's equity	-	-	92,481	(92,481)	-

Total stockholder's equity	548,536	(15,998)	92,481	(76,483)	548,536

Total liabilities and stockholder's equity	$ 1,393,947	$ 108,835	$ 310,201	$ (46,475)	$ 1,766,508

ADVANCED FIBERGLASS TECHNOLOGIES, INC.

CONSOLIDATING STATEMENTS OF INCOME
Year Ended December 31, 2006

	Advanced	Fiberglass
	Fiberglass	Piping &	M&W		Consolidated
	Technologies, Inc.	Fitting Company	Fiberglass, LLC	Eliminations	Total
Revenues:
Product revenue	$ 4,650,507	$ 16,634	$ -	$ (3,836)	$ 4,663,305
Rental income	-	-	48,000	(48,000)	-
Other income	-	-	-	-	-

Total revenues	4,650,507	16,634	48,000	(51,836)	4,663,305

Cost of goods sold	3,699,564	15,175	-	(3,024)	3,711,715

Gross profit	950,943	1,459	48,000	(48,812)	951,590

Selling, general and administrative expenses	609,714	16,904	8,865	(48,000)	587,483

Income (loss) from operations	341,229	(15,445)	39,135	(812)	364,107

Other income (expense):
Interest expense	(39,563)	(653)	(12,937)	-	(53,153)
Interest income	-	-	-	-	-

Total other income (expense)	(39,563)	(653)	(12,937)	-	(53,153)

Income before non-controlling interest in
variable interest entities	301,666	(16,098)	26,198	(812)	310,954

Non-controlling interest in variable interest entities	-	-	-	(9,288)	(9,288)

Net income (loss)	$ 301,666	$ (16,098)	$ 26,198	$ (10,100)	$ 301,666